UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-50140

CUSIP NUMBER 00087F 10 2

(Check One): [  ] Form 10-K   [  ] Form 20-F   [  ] Form 11-K   [X] Form 10-Q   [  ] Form 10-D   [  ] Form N-SAR   [  ] Form N-CSR

For Period Ended: February 28, 2010
[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

SheerVision, Inc.

Full Name of Registrant

Former Name if Applicable

4030 Palos Verdes Drive N., Suite 104

Address of Principal Executive Office (Street and Number)

Rolling Hills, CA 90274

City, State and Zip Code

PART II—RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort and expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)
[x]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[x]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III—NARRATIVE

State below, in reasonable detail, the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

(Attach extra Sheets if Needed)

The financial statements necessary to file the Form 10-Q in a timely fashion are not completed, and the Registrant cannot do so in a timely manner without unreasonable burden and expense.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Suzanne Lewsadder	(310)	265-8918
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).   [X] Yes    [   ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   [X] Yes    [   ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment A.

SheerVision, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date April 14, 2010	By /s/ Suzanne Lewsadder
Name: Suzanne Lewsadder
Title: Chief Executive Officer

INSTRUCTION:   The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Attachment A

SheerVision, Inc. (“we” or “us”) anticipates that it will report significant changes in its results of operations for the three months and six months ended February 28, 2010 as compared to the prior fiscal year.

Based on information available to us at this time, net sales decreased from $871,360 and $2,043,722  for the three and six months ended February 28, 2009 to $561,172 and $1,277,445 for the three months and six months ended February 28, 2010, gross profit decreased from $531,431 and $1,237,316 for the three and six months ended February 28, 2009 to $456,809 and $897,603 for the three and six months ended February 28, 2010, operating expenses decreased from $640,254 and $1,266,460 in the three and six months ended February 28, 2009 to $607,377 and $1,081,909 in the three and six months ended February 28, 2010 resulting in a decrease of net income from $4,970 and $70,777 for the three and six months ended February 28, 2009 to a net loss of $152,389 and $159,150 for the three and six months ended February 28, 2010.

The decrease in net sales in the three and six months ended February 28, 2010 was principally due to a decrease in purchase orders from our now largest distributor. During the first quarter of 2009, our largest distributor, who was then a relatively new strategic partner, was still building up its inventory for initial purchases and for use by its salespeople. In addition, as a result of the impact of the general economic downturn this distributor reduced its inventory levels for items that were not selling as well as originally projected and discounted products to drive sales in a more price-conscious market. Reduced net sales were also more generally attributable to the general economic downturn, the effect of which we felt more fully during the first six months of fiscal 2010.The decrease in gross profits was attributable mainly due to a reduction in overall purchase orders from our largest distributor and lower per unit sales prices. The decrease in operating expenses was attributable principally to a decrease in salary payments and the reduction in the number of trade shows attended as a result of the departure of our former President and Secretary and a reduction in external accounting costs.

The foregoing is qualified in its entirety by reference to our unaudited financial statements for the quarter ended February 28, 2010 to be filed in our Quarterly Report on Form 10-Q for the quarter ended February 28, 2010.